UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

11 November 2014
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

N E W S     R E L E A S E
11 November 2014

            INTERIM MANAGEMENT STATEMENT

CRH plc, the international building materials group, issues the following Interim Management Statement in accordance with the reporting requirements of the EU Transparency Directive.

Key Points
• Third quarter Group like-for-like1 sales growth of 3%.

• Third quarter EBITDA up 6%; Europe close to 2013; Americas up 10%.

• Strong operational leverage in the businesses underpins improved margins and returns.

• Portfolio analysis complete; our refined portfolio criteria provides focus to our future acquisition strategy to establish leading positions in markets that offer the most attractive future returns and growth in the cycle ahead.

• Strong balance sheet and cash generation capability: CRH is well-positioned to take advantage of value-creating acquisition opportunities.

• The Group's multi-year €1.5 billion to €2 billion divestment programme is well underway, with proceeds of approximately €0.4 billion expected in 2014. Portfolio management is now embedded as a core component of CRH's approach to value-creation.

• Guidance reiterated: 2014 a year of profit growth.

Trading Backdrop

Sales (like-for-like) change versus 2013	Europe	Americas	Group
First half (H1)	+6%	+4%	+5%
Third quarter (Q3)	-2%	+6%	+3%
9 months to September	+3%	+5%	+4%

As expected, Q3 trading saw moderating trends in Europe following the favourable early season weather conditions of H1 and continued positive momentum in the US where overall economic recovery is driving construction demand.

Cumulative Group sales (including acquisitions and divestments) to end September amounted to €14 billion (2013: €13.4 billion), with corresponding EBITDA of €1.2 billion (2013: €1.06 billion).

Full Year Outlook

The trends in EBITDA have been mixed this year, with Europe leading the performance delivery in the first half and the Americas taking the lead in the second half.

EBITDA change versus 2013	Europe	Americas	Group
H1	+61%	Similar	+27%
Q3	Close to 2013	+10%	+6%
Expected 2014 full year increase	c.+10%	c.+10%	c.+10%
1 Like-for-like (also referred to as underlying) movements exclude exchange effects and the incremental impact of acquisitions and divestments

Full Year Outlook, continued

Assuming normal weather patterns for the remainder of the year and a US dollar/euro exchange rate of 1.332 (2013: 1.3281), we expect EBITDA for the fourth quarter to be broadly similar to the strong performance in the final quarter of 2013. Against this backdrop, we reiterate our expectation for second-half EBITDA to be somewhat ahead of last year (H2 2013: €1.08 billion), resulting in expected full year EBITDA growth of c.10% in 2014 (2013: €1.475 billion).

We expect full year depreciation and amortisation expense to be approximately 5% lower than last year (2013: €725 million before impairment charges3). Overall profit on disposals will be dependent on the timing of divestment transactions; however, the profit on sale of non-current assets (mainly property, plant and equipment) for 2014 is expected to be similar to last year (2013: €26 million). The Group's share of profits from equity-accounted entities for 2014 is expected to be c.10% lower (2013: €61 million pre-impairment3). Net finance costs are expected to be similar to last year (2013: €297 million).

Finance and Development Update

Net debt of €3.5 billion at the end of September was €0.5 billion lower than at end-September 2013 reflecting a continued focus on working capital management and capital expenditure control. In the absence of further material acquisitions or divestments for the remainder of 2014, and based on current exchange rates, we expect year-end net debt to be approximately €2.5 billion (2013: €3.0 billion), with a net debt/EBITDA ratio of approximately 1.5 times.

During the third quarter we completed a further 6 bolt-on acquisitions bringing cumulative acquisition and investment expenditure to €170 million by end-September.

With the detailed analysis of our portfolio now complete, our €1.5 billion to €2 billion multi-year divestment programme is well underway, and we expect disposal proceeds of approximately €0.4 billion by year-end 2014.

Europe Update

After the encouraging start to the year helped by favourable early-season weather, trading in the third quarter was impacted by moderating trends in more recent months. Like-for-like sales for the quarter were 2% lower than in 2013, although very tight cost control enabled the Group to maintain EBITDA close to last year's level. Assuming normal weather patterns for the remainder of the year, we expect Europe EBITDA, for the year as a whole, to be approximately 10% ahead of last year (2013: €583 million).

Europe Materials: Following a 7% increase in the first six months, like-for-like sales in the third quarter were 3% behind. The moderating performance in all markets after the very strong start to the year resulted in a 2% increase in cumulative like-for-like sales to end-September. Third quarter EBITDA was close to 2013, and we expect EBITDA for the year as a whole to be similar to last year (2013: €278 million).

Key Markets in Brief
• Switzerland: markets remain strong, with cement volumes ahead
• Poland: cumulative cement volumes remain well ahead
• Ukraine: markets resilient despite political instability; cumulative cement volumes remain ahead
• Netherlands and Spain: continued economic weakness impacted volumes and prices
• Finland: some softening of demand, especially for cement and aggregates
• Ireland: market conditions improving; in a strong position to benefit from the modest growth
2 Average exchange rate based on year-to-date US$/euro rate of 1.3455 and a projected rate of 1.2493 to year-end
3 2013 impairment charges of €650 million relating to subsidiaries and €105 million in respect of joint ventures/associates

Europe Update, continued

Europe Products: After growth of 9% in the first six months, like-for-like sales in the third quarter were in line with 2013, again reflecting an easing of demand in major markets. The third quarter saw an improvement in EBITDA compared with last year and we expect the overall second-half outturn to also be ahead of 2013. EBITDA for the full year is expected to be approximately 50% above last year (2013: €119 million).

Key Markets in Brief
• Netherlands and Germany: demand for concrete products was impacted by the easing economic backdrop
• UK: demand for clay products remains strong, with cumulative industry brick volumes to end-September up 7%
• Lightside Building Products: resilient demand across our mainland Europe markets

Europe Distribution: Like-for-like sales declined by 4% in the third quarter, compared with a first half increase of 4%, and EBITDA for the period was slightly lower than 2013. We now expect full year EBITDA to be similar to the 2013 outcome of €186 million.

Key Markets in Brief

• Belgium: overall stable as improving non-residential demand offset softer housing market
• Netherlands: DIY continued to be impacted by weak consumer spending and very competitive markets; some signs of improving overall sentiment in the Netherlands

• Switzerland, Germany and Austria: while RMI demand remains resilient, our Builders Merchants and specialist SHAP businesses were affected by the easing economic backdrop and very competitive markets in Switzerland

Europe Organisation: The reorganisation of our European business, announced earlier this year, is now complete. We have integrated our materials and products businesses into one organisation so as to leverage the benefits of our operating plant network in European markets. Segment reporting in February 2015 (for full year 2014) will reflect this change, and we will provide revised 2012 and 2013 comparatives in advance of year-end reporting.

Americas Update

Against the backdrop of improving construction activity in the United States, our Americas operations benefited in the third quarter from stronger underlying demand following the weather-impacted first half. Like-for-like sales for the quarter were 6% ahead of 2013 and overall EBITDA improved by 10% in US$ terms. For the full year we expect EBITDA to be approximately 10% ahead of last year (2013: €892 million).

Americas Materials: After the adverse weather in the early months of the year, the positive momentum that emerged towards the end of the first half continued into the third quarter, with improved demand for all products compared with 2013. The positive first-half pricing trends also continued and overall EBITDA for the quarter was ahead of last year. Assuming normal weather patterns for the remainder of the year, we anticipate that EBITDA in the final quarter will be in line with last year. Accordingly, full year 2014 EBITDA is expected to be close to 10% ahead of last year (2013: $740 million).

Key Markets in Brief
• Infrastructure: stable Federal funding; State funding improving; highway contract awards up in PA, FL, OH
• Non-Residential: improving activity supporting positive volume and price trends
• Aggregates: like-for-like volumes up 8% in Q3; up 6% in the nine months to end September
• Asphalt: like-for-like volumes up 3% in Q3; up 3% in the nine months to end September
• Readymixed concrete: like-for-like volumes up 6% in Q3; up 7% in the nine months to end September

Americas Update, continued

Americas Products: With improving demand, particularly from new residential construction in the United States, and more normal weather conditions, the third quarter saw like-for-like sales growth improve to 7% in our Americas Products operations. EBITDA also advanced, reflecting better volumes, a continued focus on commercial and cost initiatives, and the relative strength of the RMI sector. Following a weather-affected first half in which we recorded a 10% decline in EBITDA for this segment, we now expect full year 2014 EBITDA to be more than 10% higher than last year (2013: $327 million).

Markets in Brief
• Non-Residential: return to year-on-year growth; positive trends in most regions
• Residential: US housing starts to exceed 1 million; strongest activity in South, West and in multi-family homes

Americas Distribution: Third quarter like-for-like sales grew by 9%, bringing cumulative growth to 5% for the nine months to end September, compared with the 2% rate at the end of June. Third quarter US$ EBITDA was ahead of 2013 and we expect EBITDA for the full year to be 10% ahead of last year (2013: $118 million).

Markets in Brief
• Non-Residential: higher Q3 sales, increasing wallboard prices and improved new construction activity
• Residential: significant improvement in roofing/siding demand following weather-impacted H1

                                     _______________________________________

CRH will report its Preliminary Results for full year 2014 on Thursday, 26 February 2015.

This Statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this Statement and other factors discussed on pages 92 and 93 of our 2013 Annual Report and in our Annual Report on Form 20-F filed with the SEC.

CRH plc will host an analysts' conference call at 08:00 GMT on Tuesday, 11 November 2014 to discuss the statement. To join this call please dial: +353 (0)1 2465602 with passcode: 8985973 (further international numbers are available here). Conference call playback will be available following the call using the same Dial in and Passcode. A presentation to accompany this call will be available on the Results and Presentationspage of the CRH website.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold           Chief Executive
Maeve Carton Finance            Director
Frank Heisterkamp           Head of Investor Relations

                                                                                               CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.404.1000 FAX +353.1.404.1007
E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

Date: 11 November 2014

By:___/s/Maeve Carton___
M. Carton
Finance Director